                                                                      FORM 10-SB

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                           OVERLAND MANAGEMENT, INC.
--------------------------------------------------------------------------------
               (Name of Small Business Issuer in its charter)


            TEXAS                                       74-2840358
-------------------------------            -------------------------------------
(State or other jurisdiction of            (I.R.S. Employer Indentification No.)
incorporation or organization)


  16700 US HIGHWAY 281 SOUTH, SAN ANTONIO, TX                           78221
---------------------------------------------------                   ----------
    (Address of principal executive offices)                          (Zip Code)


Issuer's telephone number. (210) 927-6700
                           --------------

Securities to be registered under Section 12(b) of the Act:

        Title of each class                    Name of each exchange on which
        to be so registered                    each class is to be registered


----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

Securities to be registered under Section 12(g) of the Act:


                                 COMMON STOCK
--------------------------------------------------------------------------------
                               (Title of class)


--------------------------------------------------------------------------------
                               (Title of class)

                           OVERLAND MANAGEMENT, INC.

                              A TEXAS CORPORATION

                           16700 US HIGHWAY 281 SOUTH
                             SAN ANTONIO, TX 78221
                                 (210) 927-6700



                                   FORM 10-SB
                                      1998



                        FEDERAL TAX IDENTIFICATION NUMBER
                                   74-2840358


                             ISSUES EQUITY SECURITIES
                           COMMON STOCK: $.001 PAR VALUE
                            50,000,000 SHARES AUTHORIZED
                         37,530,850 ISSUED AND OUTSTANDING

                                       PART 1

ITEM 1. DESCRIPTION OF BUSINESS.

Overland Management, Inc. (the "Company") was incorporated in Texas on November 20, 1996, no predecessors. The Company had 50,000,000 shares authorized. The Company has acquired all rights, title and interest in the formula and manufacturing process of a silicon polymer called Poly-Si and its derivatives from Corlan Environmental, Inc. ("CEI"), with whom a close business relationship exists. All company activities will be gathered on The Company's ninety five
(95) acre site located outside San Antonio, Texas. These activities include Research and Development, purchasing, manufacturing, packaging, and shipping.

BUSINESS OBJECTIVE: The primary objective of The Company is to exclusively manufacture and market its proprietary product, Poly-Si. Poly-Si is a unique complex of silicon and hydrogen, with major uses in gas and oil production, hydrocarbon decontamination, agriculture and biodegradable surfactants. The Company's primary focus is to raise the necessary capital to build a manufacturing plant at its acquired facility. This facility, using state-of-the-art technology, will be used for the production of Poly-Si. The Company believes that it will benefit from the marketing experience that CEI has already achieved throughout the marketplace and recognized that CEI has a proven market position in industries related to enhanced oil and gas production, hydrocarbon decontamination, agriculture and biodegradable surfactants. Therefore, CEI has been contracted as the exclusive marketing company.

ITEM 2. MANAGEMENT'S PLAN OF OPERATIONS.

The Company plans to raise the necessary capital to develop its acquired facility, initiate and complete the construction of its planned manufacturing plant, build and equip a laboratory and purchase certain raw materials in order to produce Poly-Si. The Company will expand its existing markets that include enhanced oil and gas production, soil remediation, agriculture and biodegradable surfactants. The Company intends to generate profit to finance continued growth and development in quality products. The Company also will maintain a friendly, fair and creative work environment, which respects diversity, new ideas, and hard work. The Company intends to develop additional products using Poly-Si and create a world market initiated in China, Russia, Australia and other nations.

ITEM 3. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

There are currently 37,530,850 Common Shares outstanding. The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Document by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock; and (ii) each of the Company's Officers and Directors.


     NAME AND ADDRESS                        NUMBER OF SHARES
     ----------------                        ----------------

     Charles W. Lindquist                          14,750,000
     16700 US Highway 281 South
     San Antonio, TX 78221

     Larry Lancaster                               14,750,000
     16700 US Highway 281 South
     San Antonio, TX 78221

     Glen Doggett                                   1,000,000
     16700 US Highway 281 South
     San Antonio, TX 78221


ITEM 4. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Pursuant to the Articles of Incorporation, each Director shall serve until the annual meeting of the shareholders, or until his successor is elected and qualified. It is the intent of the Company to support the election of a majority of "outside" directors at such meeting. The Company's basic philosophy mandates the inclusion of directors who will be representative of management, employees and the minority shareholders of the Company. Directors may only be removed for "cause". The term of office of each officer of the Company is at the pleasure of the Company's Board of Directors.

The principal officers and directors of the Company are as follows:


NAME                     POSITION                 TERM(s) OF OFFICE

Charles W. Lindquist     Chairman of the Board    From November 20, 1996 to
                         President                Present

Glenn Doggett            Vice President           From June 30, 1997 to Present
                         Director

Larry Lancaster          Secretary/Treasurer      From November 20, 1996 to
                         Director                 Present


RESUMES

CHARLES W. LINDQUIST, is one of the Co-founders, Chairman and President of Overland Management, Inc., which was founded in November 1996. From 1987 through 1997 Mr. Lindquist was the owner of Lindquist & Associates, International Brokers and Marketers, where he sought and marketed attractive products throughout the world. His position included work in market analysis, negotiations and follow-up.

From 1983 through 1987, Mr. Lindquist was President of the Scanstructor Corporation, San Antonio, Texas. After thorough market research into geographical areas and products, he successfully negotiated exclusive product distribution rights for Texas, and founded and directed all aspects of this organization providing a two-component chemical-resistant jointless acrylic industrial flooring product.

From 1967 through 1983, he worked for Scandinavian Airlines System, Stockholm, Sweden. He accomplished the highly successful on-time and within-budget development of the systems first world-wide, fully-integrated, automated general and cost accounting system, from the general design through testing, implementation and run-in. The net financial effect of these management systems was a reduction of approximately $30 million in aircraft spares warehouse size. This work was complicated significantly by the data matrix, viz. six different legally mandated reporting currencies; seven different repair facilities in six countries; four major signatory carriers plus a number of cooperating carriers for each signatory; and a variety of widebody and standard aircraft types.

From 1952 through 1967, Mr. Lindquist worked at International Business Machines ("IBM"). He attained the highest score ever in the screening examination and was hired the same day as a Systems Engineer. He also worked for Metropolitan Life Insurance Company, major functions were rationalization and preparation of financial statements and analyses. Prior, he was in the United States Air Force as the only Cryptoanalyst with the Air Weather Service. He was also involved in highly classified projects in the United States and abroad.

LARRY LANCASTER, is one of the Co-founders, President, Director and majority stockholder of Corlan Environmental, Inc. He has been directly involved in the Research and Development of a new silicon polymer known as Poly-Si. He coordinated all facets of the pilot production and worked with the test marketing in Texas, New Mexico, Oklahoma and California for the oil and gas market. He worked the markets in the cleaning and bio-remediation industries in Texas and New Mexico. From 1990 to present he has been the Proprietor of a computer maintenance and sales company specializing in the "personal computer" application to small businesses, specializing in on and off site servicing and custom software design and implementation. He sold the business in May 1997.

From 1973 through 1990, Mr. Lancaster worked at W-4 Motors as General Manager, arranging financing and handling all advertising and budgeting. He was General Manager of Rio Cibolo Ranch, a $2.5 million dollar entertainment facility. He was President of Continental Outfitters, a sporting goods store and guide service located in New Mexico. He also was Managing Partner of Lancaster-Frost Builders, building $100 to $300 thousand dollar custom homes. Mr. Lancaster traveled the United States as the Technical Specialist for NCR banking systems.

GLENN DOGGETT, Vice-President and Director of Overland Management, Inc. He has many years of formal education and field experience in the oil and gas industry. He has gained experience from his consulting work for the U.S. Department of Energy and other independent operators.

Mr. Doggett has consulted or held executive positions with the following:
Gearhart Owens In., Inc. as Vice President of Marketing; Perforating Guns Atlas Corp., k/n/a/ Dresser Atlas, Inc. as District Manager; United States Marine Corp., as a Major, Fighter and Helicopter Pilot in WWII and Korea, Retired; Go International, Inc., Vice President and Sales Coordinator; Pengo Industries, Inc., Vice President of Operations; Go Services, Inc., President, CFO, and Founder; Humble Pipeline Co., Field Operations; GO Oilwell Services, Inc., Manager of Sales and Operations; Paine Drilling Co., Sales and Negotiating Drilling Contracts; Perforating Guns Atlas Corp., District Manager and Sales for Houston, Texas, Louisiana and Kansas.

Mr. Doggett also has the US Patent on "Traverse Tool to locate Artificially Induced Fractures and their Direction in Oil & Gas Wells", and the US Patent on "Downhole Completion Tool". He designed the proposal to Texaco for wireline completion services of the first quintuple (Multiple string 5" completion) ever attempted in the oil industry, completion successful. He also was the Author of "An Introduction to Single Element Differential Temperature Logging" and Author of a report on downhole completion, later published in "Oil & Gas Journal".

ITEM 5. EXECUTIVE COMPENSATION.

There has been no cash compensation paid by the Company to its present officers and directors.

EXECUTIVE COMPENSATION. The Company intends to enter into employment agreements with key personnel which will provide for (i) monthly compensation in the form of a salary; (ii) group insurance; (iii) other as determined by the Board of Directors of the Company. It is anticipated that any agreement reached cannot be terminated by either party except for just and reasonable cause as may be determined by the parties.

ITEM 6. DESCRIPTION OF SECURITIES.

The Company's Articles of Incorporation authorize it to issue up to 50,000,000 Common Shares, par value $.001 per Common Share, of which 37,530,850 shares are currently outstanding. The summary description of the Common Stock is qualified in its entirety by reference to the Company's Certificate and Articles of Incorporation, a copy of which is an exhibit to the Company's Registration Statement on Form 10-SB.

COMMON STOCK. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering. All outstanding Common Shares are fully paid and nonassessable.

NON-CUMULATIVE VOTING. The Common Shares do not have cumulative voting rights which means that the holders of more than fifty percent of the Common Shares voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so.

DIVIDENDS. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

                                      PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDERS MATTERS.

The market price for the Company's common stock was a low of $3.00 and high of $5.00 per Comm Share for the period of January 1, 1998 to March 31, 1998 and to date, no dividends have been paid.

ITEM 2. LEGAL PROCEEDINGS.

There are no pending legal proceedings of any nature against the Company or to which the Company is subject.

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Pursuant to the Company's Initial Offering filed August 12, 1997, the Company issued 30,500,000 common shares to the 3 shareholders of Overland Management, Inc., a Texas Corporation. (See Item 3).

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Texas, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director of officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE COMPANY FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

                                        OVERLAND MANAGEMENT, INC.

                                        Date: 06/19/98

                                        By: /s/ Larry Lancaster/Secretary
                                           --------------------------------
                                            Larry Lancaster, Secretary

                             OVERLAND MANAGEMENT, INC.





                         INDEX OF ATTACHMENTS AND EXHIBITS



               Exhibit A - Unaudited Financial Statements

               Exhibit B - Certificate and Articles of Incorporation

               Exhibit C - Original Offering Documents

               Exhibit D - Auditors and Counsel

               Exhibit E - Description of Products and Services

                                    EXHIBIT "A"

                           UNAUDITED FINANCIAL STATEMENTS

                           OVERLAND MANAGEMENT, INC.

                              FINANCIAL STATEMENTS

                        SEVEN MONTHS ENDED JULY 31, 1997

                           OVERLAND MANAGEMENT, INC.
                               TABLE OF CONTENTS

DESCRIPTION                                                                                               PAGE
----------------------------------------------------------------------------------------------------  ------------

Independent Auditors' Report........................................................................      F-2

Balance Sheet.......................................................................................      F-3

Statement of Income (Loss) and Retained Earnings (Deficit)..........................................      F-4

Statement of Changes in Common Stock and Additional Paid-in Capital.................................      F-5

Statement of Cash Flows.............................................................................      F-6

Notes to Financial Statements.......................................................................    F-7-F-10

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders

Overland Management, Inc.

    I have audited the accompanying balance sheet of Overland Management, Inc. as of July 31, 1997 and the related statements of income (loss) and retained earnings (deficit), changes in common stock and additional paid-in capital, and cash flows for the seven months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

    I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Overland Management, Inc. as of July 31, 1997, and the results of its operations and its cash flows for the seven months then ended in conformity with generally accepted accounting principles.

    Subsequent to the issuance of the company's financial statements for the seven months ended July 31, 1997, and my report dated September 16, 1997, an intangible asset was revalued and an adjustment was made for a deferred tax benefit, these adjustments decreased total assets by $452,361. In my original report I expressed an unqualified opinion on the financial statements for the seven months ended July 31, 1997 and my opinion on the revised statements, as expressed herein remains unqualified.

/s/ ROBERT WILLIAMS

SAN ANTONIO, TEXAS
SEPTEMBER 16, 1997

                           OVERLAND MANAGEMENT, INC.

                                 BALANCE SHEET

                                 JULY 31, 1997

                                      ASSETS
Current Assets
  Cash..................................................................  $   1,533
  Earnest money deposit--land (Note 2)..................................      2,000
  Prepaid expenses......................................................        175
  Security deposit......................................................        488
                                                                          ---------
    Total current assets................................................             $   4,196

Property, plant, and equipment, net (Note 3)............................                 9,241

Intangible assets, net (Note 4).........................................               577,603
                                                                                     ---------
      Total Assets......................................................             $ 591,040
                                                                                     ---------
                                                                                     ---------

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accrued interest expense..............................................  $   4,909
  Loans payable to stockholders (Note 5)................................     35,268
                                                                          ---------
    Total current liabilities...........................................             $  40,177

Long-Term Debt (Note 6).................................................               495,000
                                                                                     ---------
      Total Liabilities.................................................               535,177
                                                                                     ---------

Stockholders' Equity....................................................
  Common stock, .001 par value, 50,000,000 shares authorized,
    31,530,650 shares issued and outstanding............................     31,531
  Additional paid-in capital............................................     52,554
  Retained earnings (deficit)...........................................    (28,222)
                                                                          ---------

      Total Stockholders' Equity........................................                55,863
                                                                                     ---------

      Total Liabilities and Stockholders' Equity........................             $ 591,040
                                                                                     ---------
                                                                                     ---------

                            OVERLAND MANGEMENT, INC.

           STATEMENT OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

                    FOR THE SEVEN MONTHS ENDED JULY 31, 1997

Revenue
  Sales...........................................................................  $       0
                                                                                    ---------
Expenses
  Operating expenses..............................................................     25,017
Net Loss from Operations..........................................................    (25,017)
Provision for Income Tax..........................................................     --
                                                                                    ---------
Net Loss..........................................................................    (25,017)
Retained Earnings (deficit), beginning of year....................................     (3,205)
                                                                                    ---------
Retained Earnings (deficit), at July 31, 1997.....................................  $ (28,222)
                                                                                    ---------
                                                                                    ---------

The accompanying notes and independent auditor's report should be read with the financial statements

                           OVERLAND MANAGEMENT, INC.

      STATEMENT OF CHANGES IN COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

                    FOR THE SEVEN MONTHS ENDED JULY 31, 1997

                                                                                    COMMON STOCK         ADDITONAL
                                                                              ------------------------    PAID-IN
                                                                                 SHARES       AMOUNT      CAPITAL
                                                                              -------------  ---------  -----------
Balance December 31, 1996...................................................  $   1,000,000  $   1,000   $       0
  Par value of common stock issued at $0.001................................     30,530,850     30,531      52,554
                                                                              -------------  ---------  -----------
Balance July 31, 1997.......................................................  $  31,630,550  $  31,531   $  52,554
                                                                              -------------  ---------  -----------
                                                                              -------------  ---------  -----------

                           OVERLAND MANAGEMENT, INC.

                            STATEMENT OF CASH FLOWS

                    FOR THE SEVEN MONTHS ENDED JULY 31, 1997

CASH FLOWS FROM OPERATING ACTIVITIES:

    Cash paid to suppliers and vendors...........................................  $ (17,508)
                                                                                   ---------
      Net cash provided by (used in) operating activities........................    (17,508)
                                                                                   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property, plant and equipment....................................     (9,555)
    Intangible assets............................................................    (35,554)
    Earnest money deposit-land...................................................     (2,000)
                                                                                   ---------
      Net cash (used in) investing activities....................................    (47,109)
                                                                                   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from sale of stock..................................................     33,085
    Proceeds from stockholder loans..............................................     33,063
                                                                                   ---------
      Net cash provided by financing activities..................................     66,148
                                                                                   ---------

NET INCREASE IN CASH                                                                   1,533

Cash at beginning of year........................................................          0
                                                                                   ---------

CASH AT JULY 31, 1997............................................................  $   1,533
                                                                                   ---------

SUPPLEMENTAL CASH FLOW DISCLOSURE
    Interest paid................................................................  $       0
    Taxes paid...................................................................          0
                                                                                   ---------
                                                                                   $       0
                                                                                   ---------

Non-cash investing and financing activities
    Acquired copyrights and trade secrets........................................  $(545,000)
    Issued 500,000 shares of common stock for copyrights and trade secrets.......     50,000
    Issued long-term debt for copyrights and proprietary trade secrets...........    495,000
                                                                                   ---------
                                                                                   $       0
                                                                                   ---------

The accompanying notes and independent auditor's report should be read with the financial statements.

                           OVERLAND MANAGEMENT, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
                    FOR THE SEVEN MONTHS ENDED JULY 31, 1997

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

    Overland Management, Inc. (OMI) is a Texas Corporation with its corporate offices and facilities located south of San Antonio in Boxer County, Texas. The Company was incorporated in Texas on November 20, 1996. Initially, the Company was organized for the purpose of acquiring, developing and managing a recreational ranch in San Antonio, Texas. This changed in February, 1997, when the principals of the Company were introduced to a product known as Poly-Si manufactured by Corlan Environmental, Inc. (CEI). After extensive research, OMI acquired all rights to Poly-Si and its copyrighted names for its trademark products on June 11, 1997.

BASIS OF PRESENTATION

    Overland Management, Inc. (OMI) is a single, non-consolidated entity. The financial statements are presented in accordance with generally accepted accounting principles.

REVENUE RECOGNITION

    Effective October 1, 1997, Poly-Si and its trademark products will be marketed by CEI under an exclusive marketing agreement. Revenue recognition for OMI will occur when the manufactured product is delivered to CEL. As of July 31, 1997, operations had generated no revenue.

INVENTORIES

    Currently the Company has no inventories; however, the accounting policy is to record inventories at the lower of cost (first-in, first-out method) or market.

DEPRECIATION

    The cost of property, plant, and equipment is depreciated using the straight-line method for financial reporting and the accelerated method for income tax purposes.

USE OF ESTIMATION

    The preparation of financial statements in conformity with generally accepted accounting principles management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ORGANIZATION COSTS

    Organization costs consist primarily of costs incurred in the issuance of securities. These costs are amortized over 5 years. Amortization costs for organization costs charged to operations for the seven months ended July 31, 1997, were $255.

                           OVERLAND MANAGEMENT, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE SEVEN MONTHS ENDED JULY 31, 1997 (CONTINUED)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    The Company has available, at July 31, 1997, net operating loss carryforwards in the amounts of approximately $3,204.85 and $25,017.21 for federal income tax purposes, expiring in 2011 and 2012, respectively.

COPYRIGHTED PRODUCT NAMES AND PROPRIETARY PROGRAM

    Copyrighted product names and proprietary process are stated on the basis of cost and are amortized principally on a straight-line basis, over the estimated future periods to be benefitted of 17 years. Amortization costs charged to operations for the seven months ended July 31, 1997 were $2,696 for copyrighted product names and proprietary process. Intangible assets are periodically reviewed for impairment based on an assessment of future operations to ensure that they are appropriately valued.

NOTE 2. EARNEST DEPOSIT-LAND

    During June, 1997, OMI entered into a contract to purchase real estate and a $2,000.00 earnest money deposit was made. The real estate purchase was completed in August, 1997, for $263,500.

NOTE 3. PROPERTY AND EQUIPMENT

       The following is a summary of property, plant, and equipment--at cost, less accumulated depreciation:

Equipment.........................................  $   9,555
Less: accumulated depreciation....................       (314)
                                                    ---------
                                                    $   9,241
                                                    ---------
                                                    ---------

       Depreciation charged to operations was $314 for the seven months ended July 31, 1997.

NOTE 4. INTANGIBLE ASSETS

Copyrighted product names and proprietary trade
  secrets.........................................  $ 550,000
Organizational costs..............................     30,554
                                                    ---------
                                                    $ 580,554
Less: accumulated amortization....................     (2,951)
                                                    $ 577,603
                                                    ---------
                                                    ---------

       Amortization costs charged to operations for the seven months ended July 31, 1997, were $2,951.

NOTE 5. LOANS PAYABLE TO STOCKHOLDERS

       Stockholders made various amounts of non-interest bearing loans to the Company for interim financing. These loans totaled $35,268.08 at July 31, 1997.

                           OVERLAND MANAGEMENT, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE SEVEN MONTHS ENDED JULY 31, 1997 (CONTINUED)

NOTE 6. LONG-TERM DEBT

    Long-term debt at July 31, 1997, follows:

Notes payable, accrued interest at 7% payable annually
    starting June 10, 1998, with the principal due and
    payable on or before July 1, 2000. Secured by
    substantially all assets of the Company...............  $ 495,000
Less:  amount due within one year.........................     --
                                                            ---------
                                                            $ 495,000
                                                            ---------
                                                            ---------

    Maturities of Long-term debt are as follows:

  YEAR ENDING
  DECEMBER 31,      AMOUNT
----------------  ----------
1997............      --
1998............      --
1999............      --
2000............     495,000
                  ----------
                  $  495,000
                  ----------
                  ----------

NOTE 7. NONCASH TRANSACTION

    On June 11, 1997, after several months of arm's-length negotiation, OMI purchased from CEI all rights and interest in and to the secret manufacturing process and formula of FORMULAS for the creation of the silicon-based material known as Poly-Si and its copyrighted names for trade products. Under the terms of the agreement OMI issued CEI 500,000 shares of common stock and a note in the amount of $495,000 with accrued interest at 7 percent to be paid annually, starting June 10, 1998, and the principal due and payable on or before July 1, 2000 to OMI. Also, as part of the agreement, OMI accepted the royalty obligation that had existed between CEI and the inventor of the product. This agreement was negotiated and concluded at arm's-length; concurrently or at about the time the agreement was signed the President of CEI became an officer of OMI.

NOTE 8. RELATED PARTY

    On June 12, 1997, OMI, recognizing the benefits that could be obtained from CEI proven market position, entered into an exclusive marketing agreement with CEI. Under this agreement CEI has the exclusive rights to market and sell Poly-Si and related products for OMI. The terms of this agreement are effective October 1, 1997 through October 1, 2000, and renewable upon the mutual consent of the parties for another three years. For this exclusive marketing right CEI agrees to pay $250,000 to OMI. CHI is a principal shareholder of OMI.

NOTE 9. STOCK ACTIVITY

    During June, 1997, the Company issued 30,000,000 shares (for $30,000) to officers, directors, and founders of the Company. Also, during June, 1997, 500,000 shares (for $50,000) were issued in a noncash

                           OVERLAND MANAGEMENT, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE SEVEN MONTHS ENDED JULY 31, 1997 (CONTINUED)

NOTE 9. STOCK ACTIVITY (CONTINUED)
transaction to acquire copyrighted product names and proprietary process. All of the above shares are restricted under SEC Rule 144.

    In July, 1997, the company did a private placement offering of 30,850 shares (for $3,085) under SEC Regulation D, Rule 504.

NOTE 10. RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES

    The following reconciles net loss to net cash used by operating activities:

NET LOSS..........................................................  $ (25,017)
Adjustments to reconcile net loss to net cash used by operating activities
    Depreciation and amortization.................................      3,265
      (Increase) decrease in:
          Deposits................................................       (488)
          Prepaid expenses........................................       (175)
      Increase (decrease) in:
          Accrued interest payable                                      4,909
                                                                    ---------
                                                                        7,511
                                                                    ---------
NET CASH USED IN OPERATING ACTIVITIES                               $ (17,596)
                                                                    ---------
                                                                    ---------

                           OVERLAND MANAGEMENT, INC.

                                 BALANCE SHEET

                               AS OF MAY 13, 1998

                                                                                                     MAY 13, '98
                                                                                                    --------------
                                                      ASSETS
  Current Assets
    Checking/Savings
      1002 - Frost National Bank..................................................................       31,340.67
                                                                                                    --------------
    Total Checking/Savings........................................................................       31,340.67
    Accounts Receivable
      1024 - A/R - Chuck Morse....................................................................        1,165.79
      1026 - A/R - Larry Lancaster................................................................          440.23
                                                                                                    --------------
    Total Accounts Receivable.....................................................................        1,606.02

    Other Current Assets
      1010 - Note Receivable......................................................................      250,000.00
      1030 - Deferred Tax Credit..................................................................       51,611.53
                                                                                                    --------------
    Total Other Current Assets....................................................................      301,611.53
                                                                                                    --------------
  Total Current Assets............................................................................      334,558.22

  Fixed Assets
    1040 - Buildings..............................................................................       81,379.42
    1041 - Vehicles...............................................................................       34,777.97
    1043 - Improvements Building..................................................................        1,884.13
    1048 - Plant Facilities.......................................................................       37,503.68
    1050 - Office Equipment.......................................................................        3,058.44
    1056 - Office Furniture.......................................................................        2,959.77
    1057 - Fence & Gate...........................................................................       12,075.00
    1059 - Land...................................................................................      183,287.67
    1060 - Less Accumulated Depreciation..........................................................       (8,991.54)
                                                                                                    --------------
  Total Fixed Assets..............................................................................      347,892.44

  Other Assets
    1066 - Intangible Asset.......................................................................      580,000.00
    1078 - Amort. of proprietary process..........................................................      (20,900.79)
    1080 - Organization Costs.....................................................................       31,046.00
    1082 - Amort orgaztl costs....................................................................       (8,433.00)
    1086 - Security Deposit.......................................................................          842.50
                                                                                                    --------------
  Total Other Assets..............................................................................      549,194.71
                                                                                                    --------------
TOTAL ASSETS......................................................................................    1,231,645.37
                                                                                                    --------------
                                                                                                    --------------

                           OVERLAND MANAGEMENT, INC.

                               AS OF MAY 13, 1998

                                                                                                     MAY 13, '98
                                                                                                    --------------
                                               LIABILITIES & EQUITY
  Liabilities
    Current Liabilities
      Accounts Payable
        2000 - Accounts Payable...................................................................       30,051.88
                                                                                                    --------------
      Total Accounts Payable......................................................................       30,051.88

      Other Current Liabilities
        2004 - Loan Pyable - Charles Lindquist....................................................       70,475.66
        2006 - Loan Pyable - Chuck Morse..........................................................       10,254.10
        2007 - Short Term Debt Vehicle............................................................        5,879.13
        2009 - Short Term Debt-Land...............................................................      100,438.87
        2011 - Accrued Property Taxes.............................................................          309.45
        2015 - Accrued Interest payable...........................................................       33,880.00
        2100 - Payroll Tax Liability FUTA.........................................................           10.00
        2103 - Payroll Tax Liability FICA & FIT...................................................        1,582.00
        2110 - Accrued Officers Comp..............................................................       21,000.00
                                                                                                    --------------
      Total Other Current Liabilities.............................................................      338,635.20
                                                                                                    --------------
    Total Current Liabilities.....................................................................      308,687.08

    Long Term Liabilities
      2040 - Long-Term Debt - Promissory N/P......................................................      295,000.00
      2060 - Long-Term Debt-Formula...............................................................      495,000.00
      2065 - Long-Term Debt-Vehicles..............................................................       19,250.00
                                                                                                    --------------
    Total Long Term Liabilities...................................................................      809,250.02
                                                                                                    --------------
    Total Liabilities.............................................................................    1,177,937.10

    Equity
      3000 - Common Stock.........................................................................       37,500.00
      3010 - Additional Paid in Capital...........................................................      308,581.01
      3300 - Retained Earnings....................................................................     (145,915.71)
      Net Income..................................................................................     (144,461.02)
                                                                                                    --------------
    Total Equity..................................................................................       53,708.27
                                                                                                    --------------
TOTAL LIABILITIES & EQUITY........................................................................    1,231,846.37
                                                                                                    --------------
                                                                                                    --------------

                                    EXHIBIT "B"

                     CERTIFICATE AND ARTICLES OF INCORPORATION

                                       [LOGO]

                                 The State of Texas

                                 Secretary of State


                            CERTIFICATE OF INCORPORATION

                                         OF
                             OVERLAND MANAGEMENT, INC.

                              CHARTER NUMBER 01422224


     THE UNDERSIGNED, AS SECRETARY OF STATE OF THE STATE OF TEXAS, HEREBY CERTIFIES THAT THE ATTACHED ARTICLES OF INCORPORATION FOR THE ABOVE NAMED CORPORATION HAVE BEEN RECEIVED IN THIS OFFICE AND ARE FOUND TO CONFORM TO LAW.

     ACCORDINGLY, THE UNDERSIGNED, AS SECRETARY OF STATE, AND BY VIRTUE OF THE AUTHORITY VESTED IN THE SECRETARY BY LAW, HEREBY ISSUES THIS CERTIFICATE OF INCORPORATION.

     ISSUANCE OF THIS CERTIFICATE OF INCORPORATION DOES NOT AUTHORIZE THE USE OF A CORPORATE NAME IN THIS STATE IN VIOLATION OF THE RIGHTS OF ANOTHER UNDER THE FEDERAL TRADEMARK ACT OF 1946, THE TEXAS TRADEMARK LAW, THE ASSUMED BUSINESS OR PROFESSIONAL NAME ACT OR THE COMMON LAW.


DATED NOV. 20, 1996

EFFECTIVE NOV. 20, 1996




                                /s/ Antonio O. Garza, Jr.
                         -------------------------------------------------------
[SEAL]                          Antonio O. Garza, Jr., Secretary of State

                                       [LOGO]

                                 The State of Texas

                                 SECRETARY OF STATE


                              CERTIFICATE OF AMENDMENT

                                         OF


                             OVERLAND MANAGEMENT, INC.


The undersigned, as Secretary of State of Texas, hereby certifies that the attached Articles of Amendment for the above named entity have been received in this office and are found to conform to law.

ACCORDINGLY the undersigned, as Secretary of State, and by virtue of the authority vested in the Secretary by law, hereby issues this Certificate of Amendment.

Dated:         June 11, 1997


Effective:     June 11, 1997


                                             /s/ Antonio O. Garza, Jr.
                                        ----------------------------------------
                                                  Antonio O. Garza, Jr.

[STAMP]


        ======================================================================


                               ARTICLES OF AMENDMENT
                                       TO THE
                             ARTICLES OF INCORPORATION


        ======================================================================


     Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

                                    ARTICLE ONE

     The name of the corporation is OVERLAND MANAGEMENT, INC.

                                    ARTICLE TWO

     The following amendment to the Articles of Incorporation was adopted by the shareholders of the corporation on the 10th day of June, 1997.

     The amendment alters Article Four of the Articles of Incorporation, and the full text of each provision added is as follows:

     "Article Four

     "The aggregate number of shares which the Corporation shall have authority to issue is Fifty Million (50,000,000). The shares shall have a par value of one tenth of one cent ($.001)."

                                   ARTICLE THREE

     The number of shares of the corporation outstanding at the time of such adoption was One Million (1,000,000).

     The number of such shares entitled to vote thereon was One Million (1,000,000).


        ----------------------------------------------------------------------
                           ARTICLES OF AMENDMENT, PAGE 1

                                     ARTICLE FOUR

     This number of shares voting for such amendment was One Million (1,000,000). The number of shares voting against such amendment was Zero (0).

                                    ARTICLE FIVE

     The present holder of one (1) share of no par value stock may exchange the share for one (1) share of stock with a par value of one tenth of one cent ($.001).

                                    ARTICLE SIX

     The amendment does not effect a change in the amount of stated capital.

     Dated this 11th day of June, 1997.


                                              by  /s/ Marilyn S. Hershman
                                                  ------------------------------
                                                  Marilyn S. Hershman
                                                  Acting Assistant Secretary



        ----------------------------------------------------------------------
                           ARTICLES OF AMENDMENT, PAGE 2

                                    EXHIBIT "C"

                            ORIGINAL OFFERING DOCUMENTS

                             OVERLAND MANAGEMENT, INC.

                               (A Texas Corporation)

                                     D.b.a. OMI

                                  2,000,000 SHARES

                          OFFERING PRICE - $0.10 PER SHARE


Prior to this offering there has been no public market for the Shares of Overland Management, Inc. d.b.a. OMI (the "Company"). There can be no assurance that any trading market in these securities will develop hereafter, or that such market, if developed, will continue. The public offering price has been arbitrarily determined and bears no relationship to the assets or book value of the Company or any other recognized criteria of value.

THE SHARES MAY BE OFFERED AND SOLD ONLY IN THE STATES OF NEW YORK OR TEXAS AND MAY ONLY BE TRADED IN SUCH STATES AT THIS TIME. PURCHASERS OF SUCH SECURITIES EITHER IN THIS OFFERING OR IN ANY SUBSEQUENT TRADING MARKET WHICH MAY DEVELOP MUST BE RESIDENTS OF THE STATES OF NEW YORK OR TEXAS. THE COMPANY WILL AMEND THIS OFFERING DOCUMENT FOR THE PURPOSE OF DISCLOSING ADDITIONAL STATES, IF ANY, IN WHICH THE COMPANY'S SECURITIES MAY BE OFFERED.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE DILUTION, AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "HIGH RISK FACTORS" FOR SPECIAL RISKS CONCERNING THE COMPANY AND "DILUTION" FOR INFORMATION CONCERNING DILUTION OF THE BOOK VALUE OF THE INVESTORS' SHARES FROM THE PUBLIC OFFERING PRICE.


     -------------------------------------------------------------------------
                                   Price to Public     Proceeds to Company (1)
     -------------------------------------------------------------------------
     Price Per Unit                          $0.10                       $0.10
     -------------------------------------------------------------------------
     Minimum (20,000 Shares)              2,000.00                   $2,000.00
     -------------------------------------------------------------------------
     Maximum                            200,000.00                 $200,000.00
     -------------------------------------------------------------------------


                                        OMI

                             Overland Management, Inc.

                             One Castle Hills, Building

                            1100 NW Loop 410, Suite 700

                              San Antonio, Texas 78213

                                   (210) 366-8854

July 14, 1997

The Company has agreed to offer the Shares on a "best efforts, all or none" basis with respect to the first 20,000 Shares, and a "best efforts" basis with respect to the remaining 1,980,000 Shares. Pending the sale of at least 20,000 Shares, all proceeds of the offering will be held in a segregated account. Unless at least 20,000 Shares are sold within 90 days of the date of the Offering Document, or 150 days if extended at the sole discretion by the company, this offering will terminate and all funds will be promptly returned to subscriptions without interest thereon or deduction therefrom (see "Subscription Offer'). Closing of the offering could take place as late as two weeks after the maximum 150 day offering period. Once subscriptions for 20,000 Shares ($2,000) have been deposited, there will be an initial closing after which the offering will continue for the remaining 1 ,980,000 Shares on a "best efforts" basis subject to subsequent closings. There can be no assurance that any or all of the Shares being offered will be sold.

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PURSUANT TO AN EXEMPTION CONTAINED IN REGULATION D, RULE 504 PROMULGATED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED.

PAYMENT FOR THE SHARES SHOULD BE MADE BY CHECK OR MONEY ORDER PAYABLE TO "Overland Management, Inc."


     ----------------------------------------------------------------------

(See Footnotes from cover page)

(1) The proceeds to the Company set forth in the table on the cover page of the Offering Document have been computed before deduction of expenses that will be incurred in connection with this offering, including filing, printing, legal, accounting, transfer agent and other fees estimated at $385. The net proceeds to the Company, after deducting all expenses in connection with the offering, are estimated to be $1,615 if the minimum offering is sold and $199,615 if the maximum offering is sold.

     ----------------------------------------------------------------------

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS DOCUMENT, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

     ----------------------------------------------------------------------

THE SHARES ARE OFFERED BY THE COMPANY, SUBJECT TO PRIOR SALE, ACCEPTANCE OF AN OFFER TO PURCHASE, WITHDRAWAL, CANCELLATION OR MODIFICATION OF THE OFFERING WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART, FOR THE PURCHASE OF ANY OF THE SHARES OFFERED HEREBY.

THE COMPANY INTENDS TO RECOMMEND PURCHASE OF THE SHARES OFFERED HEREBY TO FRIENDS OF THE COMPANY.

The Company intends to furnish its stockholders with annual reports containing financial statements as soon as practicable after the end of each fiscal year. In addition, the Company may from time to time, issue unaudited interim reports and financial statements.

This offering involves: (a) high risks (see "High Risk Factors"); and (b) immediate substantial dilution in that the net tangible book value of the Common Stock upon completion of this offering will be substantially less than the public offering price (see "Dilution").

NOTICE TO NEW YORK RESIDENTS

THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM HAS NOT BEEN FILED WITH OR REVIEWED BY THE ATTORNEY GENERAL OF THE STATE OF NEW YORK PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATIONS TO THE CONTRARY ARE UNLAWFUL.

NOTICE TO TEXAS RESIDENTS

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT
Section 5.1 WITH THE TEXAS SECURITIES BOARD, PURSUANT TO AN EXEMPTION OF THE ACT
Section 109.13 LIMITED OFFERING EXEMPTIONS.

OFFERING SUMMARY

The following is a summary of certain information contained in this offering and is qualified in its entirety by the more detailed information appearing elsewhere in the Offering Document.

THE COMPANY

Overland Management, Inc. ("OMI") is a start-up venture with its corporate office at 1100 N.W. Loop 410, San Antonio, Texas 78213. OMI is in the process of building a manufacturing plant at its newly acquired 95-acre facility near San Antonio. This facility, using state-of-the-art technology, will be used for the production of the proprietary product known as Poly-Si.

The Company acquired all rights, title and interest to Poly-Si and it related products from Corlan Environmental, Inc. ("CEI"). The Company's primary focus is to manufacture and distribute its products throughout the world market. CEl is the exclusive marketing agent for OMI. OMI believes that it will benefit from the marketing experience that CEI has already achieved throughout the marketplace and feels that CEI has a proven market position in industries related to enhanced oil and gas production, hydrocarbon decontamination, agriculture and biodegradable surfactants.

                                    THE OFFERING

Securities Offered. . . . . . .    A minimum of 20,000 Shares and a maximum of
                                   2,000,000 Shares at a price of $0.10 per Share.

Common Stock Outstanding. . . .    31,000,000 Shares currently and 33,000,000
                                   Shares upon completion of the offering
                                   (31,020,000 if only the minimum number of Shares are sold).

Net proceeds to the Company from the offering:

     If the minimum . . . . . .    $1,615
     If the maximum . . . . . .    $199,615

Use of Proceeds . . . . . . . .    Upon successful completion of this offering
                                   the Company intends to initiate development of its marketing and communications plan, and continue its' market research programs. The company will also continue its attempts to secure the $2,868,550 in capital funding needed to commence full operations.

                                  USE OF PROCEEDS


                                   MINIMUM NET PROCEEDS     MAXIMUM NET PROCEEDS

Professional Services                     $0.00                 $  5,000.00
Lab Equipment & Research                  $0.00                 $ 25,000.00
Property Development for Plant            $0.00                 $100,000.00
Marketing Materials & Packaging           $0.00                 $ 20,000.00
Working Capital                       $1,615.00                 $ 49,615.00
                                      ---------                 -----------
     Total                            $1,615.00                 $199,615.00


     THE KEYS TO SUCCESS IN OMI'S BUSINESS

     Proper capitalization.

     Proven markets that have used the product and re-ordered.

     A management team experienced in manufacturing, marketing and start-up operations.

OMI desires to raise the necessary capital to develop its newly acquired land, initiate and complete the construction of its planned manufacturing plant, build and equip a laboratory and purchase certain raw materials in order to produce Poly-Si.

CEI will expand its existing markets that include enhanced oil and gas production, soil remediation, agriculture and biodegradable surfactants

The OMI management team has experience in start-up operations, construction, manufacturing and marketing. (See "DIRECTORS AND EXECUTIVE OFFICERS")

                                     THE COMPANY

OMI was incorporated in Texas on November 20, 1996. The Company was organized for the purpose of acquiring, developing and managing a recreational ranch in San Antonio, Texas. In February 1997, a product known as Poly-Si was introduced to the principals of OMI. This opportunity caused OMI to alter its plans and negotiate with CEI for the exclusive rights to the Poly-Si formula, process and product names. Through this acquisition, OMI has become dedicated to developing and producing the Poly-Si product. However, there are no assurances that OMI will be able to build its manufacturing plant or develop any of its Poly-Si products.

The Company intends to generate enough profit to finance continued growth and development in quality products. The Company also will maintain a friendly, fair and creative work environment, which respects diversity, new ideas, and hard work.

During the next full year, the Company intends to develop additional products using Poly-Si and create a world market (already initiated in China, Russia, Australia and other nations in the Far

East) resulting in annual revenues of over five million dollars. However, here are no assurances that these goals will be reached.

                                    CAPITALIZATION

The following table sets forth the capitalization of the Company as of the date of this Offering Document and as adjusted to reflect the sale of the Shares offered hereby.


                                   To Be Outstanding
                                   -----------------
Presently Outstanding              Minimum             Maximum
---------------------              -------             -------
     31,000,000                    31,020,000          33,000,000


                               PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Document, and as adjusted to reflect the sale of the minimum and maximum offering, by (i) each person who is known by the company to own beneficially more than 5% of the Company's outstanding Common Stock; and (ii) each of the Company's officers and directors.

                             PERCENTAGE OF OUTSTANDING

                        SHARES OWNED BY OFFICERS & DIRECTORS

                         OWNING MORE THAN 5% OF THE COMPANY
                         ----------------------------------


                          AMOUNT &
                         NATURE OF                      AFTER          AFTER
NAME AND ADDRESS         BENEFICIAL      BEFORE        MINIMUM        MAXIMUM
OF BENEFICIAL OWNER      OWNERSHIP      OFFERING       OFFERING       OFFERING
-------------------      ----------     --------       --------       --------

Charles W. Lindquist     14,750,000      47.58%         47.54%         44.69%
Larry Lancaster          14,750,000      47.58%         47.54%         44.69%


                          DIRECTORS AND EXECUTIVE OFFICERS

The Board of Directors shall consist of three to seven members. Currently, the Board consists of Charles Lindquist, Glenn Doggett and Larry Lancaster.
The directors and executive officers of the Company are as follows:

     Name                   Age   Position
     ----                   ---   --------
     Charles W. Lindquist   64    President and Chairman of the Board of
                                  Directors
     Glenn Doggett          72    Director and Vice President,
     Larry Lancaster        46    Director, Secretary and Vice President

                                    EXHIBIT "D"

                                 AUDITORS AND COUNSEL

                                 AUDITORS AND COUNSEL



     The independent accountants engaged to report on the Issuer's financial statements as of March 31, 1998 is:

               Robert J. Williams
               Certified Public Accountant
               P.O. Box 34058
               San Antonio, Texas 78265
               (210) 366-8733





     The Issuer's General Counsel is:   Heler Harowitz & Feit
                                        292 Madison Ave
                                        New York, NY  10014
                                        c/o Louis Brillman
                                        212 685 7600
                                        (Fax) 212 696 9459

                                    EXHIBIT "E"

                        DESCRIPTION OF PRODUCTS AND SERVICES

                                 PRODUCT and SERVICES

3.1 PRODUCT DESCRIPTION

A recent chemical discovery, Poly-Si is a complex of silicon and hydrogen. The many useful properties of this chemical composition give it wide commercial use with exciting results. Though completely inorganic1, Poly-Si exhibits properties associated with organic "wetting agents" and "surfactants"2. These are important properties in steam and high-pressure cleaning applications. Poly-Si contains an abundance of free hydrogen (as characterized by the extremely high pH), a property which makes Poly-Si an oxygen scavenger, or "oxygen insufficient". When Poly-Si steals oxygen from other materials, it can produce dramatic results in applications such as in the removal of scale and corrosion. Poly-Si is a non-flammable3, non-toxic4 inorganic material incorporating no known carcinogens5. It is stable, with an indefinite shelf life- a property that is rare in other silicon-based materials.

Poly-Si is not a mixture of different base materials, but the product of an exothermic reaction between NaOH (Sodium Hydroxide) and Silicon6, in a combination of unique proportions and process that in turn yields various unique properties. This product is similar to sodium silicate and other related silicates, yet very different. The pH of Poly-Si is 13.5 to 14 yet the product, in most instances, will exhibit the properties of a material with approximately 10 pH7. The product also exhibits amphoteric8 properties that allow it to be used as a medium for electro-deposition (metal plating).

The Company believes the material to be a tetrahedral (4 sided) polymer9, acting as a complex of silicon and hydrogen. From a "pure material data" standpoint, the product is described as a water soluble, very stable intermediate chemical that is oxygen insufficient and rich in free hydrogen radicals with a specific gravity of 1.3. It is, in the unbuffered or undenatured state, colorless and odorless10. It is stable with an indefinite11 shelf life. The indefinite shelf life is a property that is difficult to find in other high - pH silicon-based materials. Because Poly-Si is water soluble, it is considered environmentally safe and biodegradable12. Poly-Si is a nonflammable, non-toxic inorganic material with no known carcinogens.

Future research and development will show us how Poly-Si may be exploited to its fullest extent. Since this new chemical is unique, Poly-Si may lend itself to yet-to-be tested uses such as: fire fighting agents, hydraulic fluid replacement, bonding agents, plastics, fireproof foams, etc.

Poly-Si is a trade secret, and thus not patented. Since the real secret is in thc formula as well as the process of manufacture, and not the ingredients, filing patents would only disclose to the competition the manufacturing process. Therefore, the manufacture of Poly-Si will be performed under tight security, and remain a closely-held trade secret between OMI and the inventor.

3.2 PRODUCT BACKGROUND

In 1993, Corlan Environmental, Inc. became very interested in a product similar to Poly-Si. This product had some amazing properties, yet had no stability. Every time the product was used it would yield different results. The principal stock holder of Corlan set out to find a better product. After many experiments with different formulas and different processes, a new stable material called Poly-Si was developed. A pilot production of 200 fifty-five gallon drums was done at leased facilities, and the market testing began. After nearly two years, Corlan has accumulated a following of loyal customers who have paid up to $1,400.00 per fifty-five gallon drum, and have re-ordered Poly-Si consistently. (reference paid invoices for customers noted below)

3.3 SALES LITERATURE

See Exhibits

3.4 TECHNOLOGY

The Company believes that several characteristics, combined in Poly-Si, will generate a worldwide range of demand for Poly-Si. In continuing research, the company has identified six (6) unique properties that Poly-Si brings to the marketplace.

1. "Water-Wetting Agent" Within the description of a water-wetting agent or surfactant, and at temperatures near the 100 degree centigrade range, the diluted material will liberate many free hydrogen radicals that makes it a great additive for use in the multitude of steam cleaning applications. The water-wetting and steam use properties of this material make the chemical Poly-Si identifiably different and unique as a surfactant. The fact that Poly-Si is oxygen insufficient may explain why there are so many dramatic results from this chemical's use for removal of scale and corrosion.

2. "Oil-Wetting Agent" While it is a strong water-wetting agent, it will also wet the substrate of an oil formation and will wet the interface where water, oil, and sand meet, which will reduce the interstitial surface tensions between oil and water. This property is what makes the product useful in applications as diverse as separating coal fines from clays in coal slurry ponds, to slop oil and tank-bottom sludge recovery and cleanup, and, in a related area, the reclamation and cleaning of oil-based drilling mud.

3. "Shelf Life" From a "pure material" data standpoint, the material is described as a water soluble, very stable intermediate chemical that is oxygen insufficient and rich in free radicals, with a specific gravity of
     1.3. It is, in its virgin or concentrated state, colorless and odorless. It is stable, with an indefinite shelf life, a property that is almost non-existent in other silicon based materials.

4. "Safe" Because the product is water soluble, it is considered bio-degradable. In the aspect of bio-degradability, it retains its efficiency in dilutions of approximately four thousand (4,000) parts water to one part of the product. Poly-Si is a nonflammable, non-toxic inorganic material with no known carcinogens.

5. "Oxygen Insufficient" Poly-Si has a unique characteristic in that it is oxygen insufficient, which therefore enables it to consume oxygen molecules from various materials. This unique characteristic has been utilized in applications as diverse as fire fighting, corrosion control, electroplating, insulation products, and hydraulic-fluid replacement.

6. "Electrolyte" The amphoteric nature of the material allows for the hydrogen end of the bond to facilitate transmission of electric current. The material therefore cant be used as an electrolyte for the deposition of metals, as used in superior electro-deposition of various metals to metallic surfaces. This "electrolyte" property alone separates this chemical from all other general groups of silicon-based materials.

3.5 PRODUCT ATTRIBUTES

The Company has compiled the following information for use in its "Material Safety Data Sheet" (MSDS):

Trade Name: Poly-Si Solution

HAZARDOUS INGREDIENTS. Material is a stable oxygen insufficient silicon polymer, inorganic, biodegradable in water. A non-toxic base with no known carcinogenic properties. Non-flammable, pH is 13.8 and stable to +350 Deg. F. and -25 Deg. F.

PHYSICAL DATA: Specific Gravity. 1.3; Solubility in water: Complete; Melting
Point: NA; Appearance: Clear to translucent; Odor: Odorless; Liquid Boiling
Point: 225 Deg F.; Vapor Pressure (mm hg): ND.; Vapor Density: (air=1): ND.

FIRE & EXPLOSION HAZARD DATA: Material is non-flammable can be used directly as a fire suppressant. Unusual fire & explosion hazard: None.

HEALTH HAZARD DATA: Material is described as type D: non-toxic base. Topical exposure indicates no risk to the skin or clothing. Indigestion: Base material may react with stomach acid causing discomfort. If swallowed, dilute with quantities of water, call physician for additional medical advice. Eye Contact:
Flush eye with running water for 15 minutes. If irritation occurs, obtain medical advice.

SPILL OR LEAK PROCEDURE: Spills can be handled routinely. Material is water-soluble and will disperse with washing with water.

SPECIAL PROTECTION INFORMATION: Material requires no special care in handling. However, standard safety measures should be used as a precaution. Regular cotton or leather gloves may be worn; however, rubber or chemical resistant apparel is recommended. Regular eye protection is suitable. No respiratory equipment is necessary, as no fumes or gases are present.

REGULATORY INFORMATION: DOT proper labeling and shipping name: Orthosilicate13. This material has not been listed as a suspect agent for cancer.

                                   MARKET ANALYSIS

4.1 PROVEN MARKETABILITY

POLY-SI INDUSTRY USES INCLUDE:

     OIL & GAS INDUSTRY. Enhances oil recovery; is an injection well cleaner; effective paraffin treatment; drilling mud additive; frac fluid; flow line treatment. (reference; Great Plains Petroleum, Glenn Doggett, WRT Energy Corporation; Don Hillin, Oil Well Technologies & Enhancements Corporation, Flat Creek Operating Company, Clay Garrison Investments)

     HYDROCARBON CONTAMINATION REMEDIATION. Effective in oil spill remediation; storage tank cleaner; used oil filter cleaner. (reference; Organic Technology, Synergistic Environmental Systems)

     AGRICULTURE. Increases microbial plate counts; breaks down oxide-bound minerals; increases water retention; breaks down clay and gumbo soils; increases organic activity. (reference; Organic Technology)

     BIODEGRADABLE SURFACTANT. Environmentally safe radiator cleaner; steam or high-pressure cleaning additive; soap and detergent additive; mineral and metal mining; commercial cleaner. (reference; Glenn Doggett, Steamatic Carpet Cleaning.)

The Company estimates that the potential market for oil recovery and enhanced production applications is in excess of $10,000,000 per year within 3 years. The total agricultural application we estimate at the same level, and the cleaning and solvent market in excess of $20,000,000 per year within the next 5 years.

The major market for the Company's oilfield applications is the independent oil producers and "stripper well" operators. The Company has developed a strategy whereby OMI and the independent oil producer will split the increase in production created by OMI's Poly-Si products, therefore creating additional profit to the company.

4.2 TOTAL MARKETS FOR POLY-SI

The Company believes that Poly-Si will be successful in the following markets. An asterisk indicates a proven use.

     1.   Oil recovery from bitumen and tar sands*

     2.   Hydrocarbon contaminated soil cleaner*

     3.   Oil and oil storage tank cleaner*

     4.   Environmentally safe radiator cleaner*

     5.   Used oil filter cleaner*

     6.   Steam or high pressure cleaning additive*

     7.   Used motor oil cleaner*

     8.   Soap/detergent additive

     9.   Coal slurry pond cleaner

     10.  Production enhancement of oil & gas wells*

     11.  Injection well cleaner*

     12.  Oil well paraffin cleaner*

     13.  Drilling mud cleaner*

     14.  Placer metal mining process

     15.  Household cleaner*

     16.  Parts washing cabinet "solvent" replacement

4.3 COMPETITION

The Company believes that there is no known product comparable to Poly-Si; with its long shelf life. While there are other products on the market, such as acids used in the oil industry, organic surfactants and microbial accelerators, Poly-Si however performs much better than the competitors' products, and in addition has a superior shelf life.